Exhibit 99.1
The following is a copy of a press release issued by Argon ST, Inc. dated June 30, 2010, announcing that Boeing and Argon have signed a definitive agreement pursuant to which Boeing has agreed to acquire Argon.
12701 Fair Lakes Circle, Fairfax, VA 22033
703.322.0881  Fax 703.322.0885
www.argonst.com
NEWS RELEASE

For Immediate Release
Argon ST Announces Agreement to be Acquired by The Boeing Company
FAIRFAX, VA — June 30, 2010 — Argon ST, Inc. (NASDAQ: STST), and The Boeing Company [NYSE: BA] today announced that they have entered into an agreement for Boeing’s acquisition of Argon ST in an all cash tender offer and merger for $34.50 per share, or approximately $775 million, net of cash acquired.
The agreement to acquire Argon ST, a leading developer of command, control, communications, computers, combat systems, intelligence, surveillance, and reconnaissance (C5ISR), advances Boeing’s growth strategy and expands its capabilities to address the C5ISR, cyber and intelligence markets.
“We’re very pleased to join The Boeing Company,” said Dr. Terry Collins, chairman and chief executive officer of Argon ST. “Our employee teams know each other well, and we are excited to now continue our combined support to our warfighters and first responders as one company.”
Once acquired, Argon ST will be a stand-alone subsidiary of Boeing and a new division of Boeing Network & Space Systems, a business within the Boeing Defense, Space & Security operating unit. Argon ST will continue to be led by Collins and his management team, which will help ensure a seamless transition for employees and customers.
“Combining the strength of Boeing with the experience of Argon ST will significantly accelerate our capabilities in sensors, communications technologies and information management,” said Dennis Muilenburg, president and CEO of Boeing Defense, Space & Security. “Today’s announcement follows two years of partnering with Argon ST’s talented employees who, like Boeing employees, take pride in developing and deploying world-class engineering solutions for our customers.”
Founded in 1997 and headquartered in Fairfax, Virginia, Argon ST develops sensors and networks designed to exploit, analyze and deliver information for real-time situational awareness. In fiscal 2009, the company generated $366 million in revenues. Argon ST has operating locations in Virginia, California, Michigan, Pennsylvania, Florida, Maryland and Texas, and has approximately 1,000 employees.
“Joining Boeing will have a very positive impact on our combined C5ISR offerings,” stated Kerry Rowe, president and chief operating officer of Argon ST. “We look forward to an even stronger position in the marketplace both domestically and internationally, utilizing Boeing’s global footprint and strong customer relationships.”
The completion of the transaction is subject to a majority of the outstanding Argon ST shares being tendered, as well as satisfactory completion of other customary closing conditions, including U.S. regulatory approval.

The definitive agreement was unanimously approved by Argon ST’s Board of Directors, and Argon ST’s Board intends to recommend that the company’s stockholders tender their shares in the offer.
Boeing plans to fund the transaction with existing cash and expects to close by the end of September 2010.
Argon ST’s exclusive financial advisor on the transaction was Stone Key Partners LLC and its legal advisor was DLA Piper LLP (US).
About Argon ST, Inc.
Argon ST, Inc. designs, develops, and produces systems and sensors for the Command, Control, Communications, Computers, Combat Systems, Intelligence, Surveillance, and Reconnaissance (C5ISR) markets including SIGINT (Signals Intelligence), ESM (Electronic Support Measures), EW (Electronic Warfare), IO (Information Operations), imaging, and acoustic systems serving domestic and international markets.
Important Information about the Tender Offer
The tender offer described herein has not yet commenced, and this press release is neither an tender offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Boeing will cause its subsidiary, Vortex Merger Sub, Inc. to file a tender offer statement on Schedule TO with the SEC. Investors and Argon stockholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Argon with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. A copy of the tender offer statement and the solicitation/recommendation statement will be made available free of charge to all stockholders of Argon ST, Inc. at www.argonst.com or by contacting Argon ST, Inc. at 12701 Fair Lakes Circle, Suite 800, Fairfax, Virginia 22033, (703) 322-0881.
Statement on Cautionary Factors
Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by, or that include the words “future”; “anticipate”; “potential”; “believe”; or similar statements are forward-looking statements. Risks and uncertainties include uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Argon stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, business partners or governmental entities; as well as risks detailed from time to time in Argon’s public disclosure filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended September 30, 2009, subsequent quarterly filings on Form 10-Q and the solicitation/recommendation statement to be filed in connection with the tender offer. The information contained herein is as of June 30, 2010. Argon disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release or otherwise. Copies of Argon’s public disclosure filings are available from its investor relations department.
Argon ST, Inc.
Media and Investor Contact:
Aaron Daniels, (703) 995-5610
ir@argonst.com
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